UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Commission File Number: 0-24746

TESSCO Technologies Incorporated
(Exact name of registrant as specified in its charter)

Delaware	52-0729657
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

11126 McCormick Road, Hunt Valley, Maryland	21031
(Address of principal executive offices)	(Zip Code)

(410) 229-1000
(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this firm is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

TESSCO Technologies Incorporated (TESSCO) has concluded that certain products in our Ventev® product line, which are contracted by us to be manufactured by others, or which are assembled by us, contain conflict minerals that are necessary to the functionality or production of the product.  TESSCO conducted in good faith a reasonable country of origin inquiry (RCOI) for such conflict minerals, which was designed to determine whether any of the conflict materials originated in the Democratic Republic of the Congo (DRC) or an adjoining country.  TESSCO determined through the RCOI that conflict minerals in some of the Ventev® products did not originate in the DRC or any adjoining country or came from recycled or scrap sources; and for others, TESSCO was unable to determine whether or not the necessary conflict minerals originated in the DRC or adjoining county, or came from recycled or scrap sources.  Accordingly, TESSCO exercised further due diligence on the source and chain of custody of the conflict minerals in these other products, as discussed in the attached Conflict Minerals Report.

Description of Compliance Program and Reasonable County of Origin Inquiry

TESSCO designed and implemented a Conflict Minerals Compliance Program (CMCP) that facilitates compliance with Dodd-Frank Section 1502 and Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1).  In order to achieve compliance with Dodd-Frank Section 1502 and Rule 13p-1, TESSCO took the following steps in calendar year 2013:

1.	Conflict Mineral Policy

TESSCO instituted a Conflict Minerals Policy to comply with the requirements of Dodd-Frank Section 1502 and Rule 13p-1, and to reduce the risk of using in our contracted to manufacture or assembled products any conflict minerals that directly or indirectly finance or benefit armed groups in the DRC or adjoining countries. TESSCO’s Conflict Minerals Policy statement can be found at:  http://phx.corporate-ir.net/phoenix.zhtml?c=85842&p=irol-conflictmineralspolicy.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

We determined that only products in TESSCO’s Ventev® product line that may contain conflict minerals are subject to the regulation.  Products that could contain conflict minerals, and which are not generic, are determined to be and referred to as “in scope” for these purposes.  The Ventev® product line includes products contracted by us to be manufactured by others, and products assembled by TESSCO, referred to as “integrated” products. TESSCO’s contracted manufacturers and integrated parts suppliers are categorized together, and the terms “manufacturer” and “supplier” are used interchangeably herein to refer to both.

All such contracted manufacturers of in scope Ventev® products manufactured for, or supplied to, TESSCO were requested to provide written evidence concerning the use of conflict minerals in those products.

Additionally, TESSCO provided educational information and guidance to its suppliers in order to highlight the importance of a conflict free supply chain and to assist in the completion of conflict mineral information requests.  In making sourcing decisions, TESSCO considers a supplier’s cooperation in providing responses to conflict mineral information requests and the supplier’s conflict mineral position.

2.	Internal Procedures

Representatives from our Finance, Ventev® and Global Manufacture Supply Chain teams participated in TESSCO’s CMCP.  Conflict minerals training for these business units was accomplished by disseminating educational information through meetings and corporate emails.

Training materials provided information about conflict minerals initiatives, the importance of a conflict free supply chain, the requirements of Dodd-Frank Section 1502 and Rule 13p-1, and details about our CMCP, including timelines and individual roles and accountability.

3.	Determination of “In Scope” Products

As part of TESSCO’s CMCP, all Ventev® products were evaluated in order to identify conflict minerals scope and the risk that any conflict minerals included in such products directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.  As noted above, any products that could contain conflict minerals and were not generic were determined to be “in scope” for these purposes, including for purposes of conducting the RCOI.

4.	Reasonable Country of Origin Methodology

Suppliers of in scope Ventev® products were requested to complete and return an EICC-GeSI Conflict Minerals Reporting template (EICC-GeSI template).  Responses from suppliers were then analyzed for red flags, defined as the following: incomplete surveys; inconsistent survey responses; conflict minerals identified as being sourced from the DRC or an adjoining country; non-responsiveness; submission of a declaration letter in lieu of return of the requested EICC-GeSI template; and undeterminable conflict mineral sourcing.

Red flag items were addressed through TESCCO’s Corrective Action Plan, described below.

5.	Manufacturer Corrective Actions

TESSCO established a Corrective Action Plan to be utilized when the request of the supplier or the response revealed a red-flag. The corrective action depends upon the specific red-flag issue.

The Corrective Action Plan focuses on communicating with the manufacturer to address the identified red flag issues, and on providing educational documents and guidance to the manufacturer, highlighting the importance of a mutually sustainable compliance program.

All suppliers whose response revealed a red flag received further communications from TESSCO for purposes of instituting corrective measures in accordance with the Corrective Action Plan.  Responses needing additional attention were discussed with the appropriate TESSCO business units. For non-responsive suppliers and suppliers who did not provide complete information, TESSCO undertook additional due diligence measures as described below and in the accompanying Conflict Minerals Report.

6.	Maintenance of Reviewable Business Records

TESSCO uses a secured share drive on the corporate network to maintain reviewable business records. This drive includes product filtering and scoping results, supplier responses, supplier corrective actions, due diligence efforts, and internal communications.
This allows TESSCO to show the long-term evolution and improvement of its CMCP.

Results of TESSCO’s Reasonable Country of Origin Inquiry

Approximately 63%, or 62, of TESSCO’s 98 Ventev® suppliers were designated as suppliers of in scope products for purposes of TESSCO’s RCOI.  Through its RCOI process in calendar 2013, TESSCO inquired of all 62 such suppliers and received responses from 59. Based on the responses received, TESSCO was able to determine that 48%, or 30, of our suppliers of in scope Ventev® products supplied products to TESSCO that either did not contain conflict minerals, contained conflict minerals not originating from the DRC or an adjoining country, or contained conflict minerals originating from recycled or scrap sources. TESSCO conducted additional due diligence on the remaining 32 suppliers that either did not respond or did not provide sufficient source information as part of the RCOI, in a continued effort to determine the source and chain of custody of conflict materials contained in their products, as described in the attached Conflict Minerals Report.

Provided below is a publicly available link to the information contained in this Form SD and to TESSCO’s Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.02.

http://www.tessco.com/yts/corporate/investor/pdf/form-sd-and-conflict-minerals-report.pdf

Item 1.02	Exhibit

As an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01 is found in Section 2, Item 2.01.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.02 - Conflict Minerals Report for the calendar year ended December 31, 2013.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TESSCO TECHNOLOGIES INCORPORATED

Date:	May 30, 2014	By:	/s/ Aric Spitulnik

Aric Spitulnik

Chief Financial Officer

(principal financial and accounting officer)